SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.     )*

                          TSI INTERNATIONAL SOFTWARE LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872879101
                        -------------------------------
                                 (CUSIP Number)


                Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                         One Embarcadero Center, Suite 2300,
              San Francisco, CA 94111-3162;  Telephone:  (415) 362-0292
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                                  July 18, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13D/A-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement  X  .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D/A-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))



CUSIP
No.  872879101                          13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, ALBERTO W. VILAR AND GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          649,600 shares in the aggregate for all Reporting Persons
      With           and as to all of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     649,600 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     649,600 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   7.17%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                          IA, IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 2 of 13 -





CUSIP
No.  872879101                          13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          382,600 shares, as to all of which beneficial ownership
      With           is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     382,600 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     382,600 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   4.22%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 13 -





CUSIP
No.  872879101                          13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          267,000 shares, as to all of which beneficial ownership
      With           is disclaimed

                ----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     267,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     267,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   2.95%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 4 of 13 -




CUSIP
No.  872879101                          13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8  649,600 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person
      With      ----------------------------------------------------------------

                  9  Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     649,600 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     649,600 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   7.17%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 13 -



CUSIP
No.  872879101                          13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power

    Number of         None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8   Shared Voting Power
    Reporting
     Person           649,600 shares, as to all of which beneficial ownership
      With            is disclaimed

                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      649,600 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     649,600 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   7.17%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 13 -




CUSIP
No.  872879101                          13D

ITEM 1.   Security and Issuer.
-------   -------------------

The class of equity securities to which this statement relates is the Common Stock of TSI International Software LTD ("the Issuer"), whose principal executive offices are located at 45 Danbury Road, Wilton, CT 06807.

ITEM 2.   Identity and Background.
------    -----------------------

          This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), Alberto W. Vilar and Gary A. Tanaka. Although this statement is being made jointly by Amerindo, Amerindo Panama, and Messrs. Vilar and Tanaka, each of them expressly disaffirms membership in any group under Rule 13D/A-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and
Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey and Mr.
Garcia's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022. Amerindo, Amerindo Panama, and Messrs. Vilar and Tanaka are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Vilar, Tanaka, Furey and Garcia are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five Quarters, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
-------   --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 7 of 13 -



ITEM 4.   Purpose of Transaction.
-------   ----------------------

        All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors, and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D/A-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D/A-3(b) under the Exchange Act.


ITEM 5.  Interests in Securities of Issuer.
-------  ---------------------------------

         (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock of Issuer beneficially owned by such person as of July 18, 1997, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10Q for the Quarter Ending March 31, 1997, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D/A-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

          (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

          (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on May 19, 1997, and ending on July 18, 1997, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

          (d) The shares covered by this statement are all owned by clients of the Advisor Entities. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

          (e) Inapplicable

                                     - 8 of 13 -




ITEM 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.


ITEM 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Inapplicable.

                                     - 9 of 13 -





                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT



                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR



                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                     - 10 of 13 -






                               EXHIBIT A

                     TSI INTERNATIONAL SOFTWARE LTD

                             COMMON STOCK

                               872879101





     The following table sets forth for each of the Reporting Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of July 18, 1997, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the Quarter Ending March 31, 1997, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D/A-3 under the Exchange Act, but disclaimed as set forth in the footnote):

          NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
          ----                   -------------           ----------------

          Amerindo                     382,600                     4.22%

          Amerindo Panama              267,000                     2.95%

          Alberto W. Vilar             649,600                     7.17%

          Gary A. Tanaka               649,600                     7.17%

          James H. Furey                     0                     0.00%

          Joaquin Garcia                     0                     0.00%


_____________________________________

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 11 of 13 -






                              EXHIBIT B

                    TSI INTERNATIONAL SOFTWARE LTD

                            COMMON STOCK

                              872879101


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on May 19, 1997, and ending on July 18, 1997, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.


                                 Type of         Number        Price
Name                 Date        Transaction     of Shares     per Share
----                 ----        -----------     ---------     ---------
Amerindo		07-08-97	Buy		  25,000		12.2250
Amerindo		07-08-97	Buy		  40,000		12.5470
Amerindo		07-09-97	Buy		  10,000		12.6250
Amerindo		07-09-97	Buy		     300		12.2500
Amerindo		07-10-97	Buy		  30,000		12.0000
Amerindo		07-10-97	Buy		  14,800		12.0616
Amerindo  07-14-97 Buy    30,000  13.8972
Amerindo		07-14-97	Buy		 130,000		14.0000
Amerindo  07-18-97 Buy    92,500  13.0000
Amerindo  07-18-97 Buy    10,000  13.1250
Amerindo Panama	07-02-97	Buy		  52,000		 9.0000
Amerindo Panama	07-03-97	Buy		  50,000		11.2000
Amerindo Panama	07-03-97	Buy		  37,500		11.0600
Amerindo Panama	07-07-97	Buy		  80,000		11.1250
Amerindo Panama	07-07-97	Buy		  35,000		11.1880
Amerindo Panama	07-07-97	Buy		  12,500		11.2500


                                    - 12 of 13 -






                                  EXHIBIT C

                        TSI INTERNATIONAL SOFTWARE LTD

                                 COMMON STOCK

                                  872879101


We hereby agree that the within Statement on Schedule 13D regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT



                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR



                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                   - 13 of 13 -